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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              (Amendment No. 1)*


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  PRONET INC.
                                ----------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                   74342C105
                                  -----------
                                 (CUSIP Number)

                                Thomas W. White
                           Wilmer, Cutler & Pickering
                              2445 M Street, N.W.
                          Washington, D.C. 20037-1420
                                 (202) 663-6000
                                 --------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 August 8, 1997
                                 --------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

                                Page 1 of 7 Pages

                                  SCHEDULE 13D

CUSIP NO.  74342C105                                         PAGE 2 OF 7 PAGES


- ----------------------------------------------------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Metrocall, Inc.
        IRS Identification No. 54-1215634

- ----------------------------------------------------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                                              (a) [ ]
                                                                                                              (b) [X]
- ----------------------------------------------------------------------------------------------------------------------------
 3      SEC USE ONLY

- ----------------------------------------------------------------------------------------------------------------------------
 4      SOURCE OF FUNDS*

           OO

- ----------------------------------------------------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]


- ----------------------------------------------------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
- ----------------------------------------------------------------------------------------------------------------------------
                 7      SOLE VOTING POWER

                        2,450,000
   NUMBER OF     -----------------------------------------------------------------------------------------------------------
    SHARES       8      SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY             0
     EACH        -----------------------------------------------------------------------------------------------------------
   REPORTING     9      SOLE DISPOSITIVE POWER
    PERSON
     WITH               2,450,000
                 -----------------------------------------------------------------------------------------------------------

                 10     SHARED DISPOSITIVE POWER

                        0
- ----------------------------------------------------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,450,000
- ----------------------------------------------------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*                                                [ ]


- ----------------------------------------------------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           16.3%
- ----------------------------------------------------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON*

          CO
- ----------------------------------------------------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Schedule 13D                                                  Page 3 of 7 Pages



                 This Amendment No. 1 amends the Schedule 13D filed on August 18, 1997 (the "Schedule 13D") with the Securities and Exchange Commission (the "Commission") by and on behalf of Metrocall, Inc. ("Metrocall") relating to the common stock, $.01 par value (the "Common Stock") of ProNet Inc. (the "Issuer"). Metrocall is filing this Amendment No. 1 as a result of its entering into a certain Amendment to Option Agreement (the "Amendment") dated as of August 29, 1997 with the Issuer. All capitalized terms used and not defined herein have the meanings set forth in the Schedule 13D.









Item 3 is amended as follows:


ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


                 Metrocall acquired beneficial ownership of 2,450,000 shares of Common Stock pursuant to an Option Agreement entered into between Metrocall and the Issuer on August 8, 1997 (the "Option Agreement"), as amended by the Amendment. The Option Agreement and Amendment were entered into between Metrocall and the Issuer as an inducement for Metrocall to execute the Merger.



Item 4 is amended by adding the following:


ITEM 4.          PURPOSE OF TRANSACTION.





                 The Amendment amends the Option Agreement to clarify when the Option will terminate. The description of the Amendment is qualified in its entirety by reference to the Amendment filed herewith as Exhibit 99.1.

Schedule 13D                                                  Page 4 of 7 Pages






Item 6 is amended as follows:


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


                 Other than the Option Agreement and the Merger Agreement, the terms of which were described in item 4 of the Schedule 13D, and the Amendment, the terms of which are described in item 4 hereto, there are no contracts, arrangements, understandings or relationships between Metrocall and any other person with respect to the securities of the Issuer.


ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS


Exhibit 99.1 Amendment to Option Agreement dated as of August 29, 1997 by and between Metrocall and the Issuer.

Schedule 13D                                                  Page 5 of 7 Pages



                                   SIGNATURES


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.




Dated:  September 8, 1997


                                     Metrocall, Inc.

                                     By:   /s/ VINCENT D. KELLY
                                        ----------------------------------
                                        Vincent D. Kelly,
                                        Chief Financial Officer and Treasurer

Schedule 13D                                                  Page 6 of 7 Pages



                                 Exhibit Index


Exhibit                                                                                         Page
- ----------------------------------------------------------------------------------------------------
Exhibit 99.1: Amendment to Option Agreement dated as of August 29, 1997
        by and between Metrocall and the Issuer .............................................    7
